
May 6, 2016

Wilbur L. Ross, Jr.
Chief Executive Officer
WL Ross Holding Corp
1166 Avenue of the Americas,
New York, New York 10036

   Re: **WL Ross Holding Corp**
     Revised Preliminary Schedule 14A
     Filed April 29, 2016
     File No. 001-36477

Dear Mr. Ross:

  We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

Note 3- Preliminary Allocation of Purchase Consideration , page 81

1. We have read your response to prior comment 6. We note a cost approach was utilized in determining the fair value of Nexeo's property, plant, and equipment. Please further expand this disclosure to discuss the material assumptions used in the application of this approach.

Note 4- Pro Forma Adjustments, page 82

Balance Sheet Adjustments, page 84

2.   We note your response to prior comment 11. Please tell us why the pro forma adjustment to non-current deferred tax liabilities increased from $32.8 million, in the 14A filed March 31, 2016, to $70.2 million, in the 14A filed April 29, 2016, resulting in a reduction of total pro forma deferred tax liabilities of $37.4 million.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or Craig Slivka at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien, for

                                        Pam A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction